

Mail Stop 4631

November 13, 2009

Via U.S. mail and facsimile

Ms. Kimberly Springsteen-Abbott
Chief Financial Officer
Commonwealth Income & Growth Fund V
Brandywine Bldg. One, Suite 200
2 Christy Drive
Chadds Ford, PA 19317

> **RE:** **Form 10-K for the year ended December 31, 2008**
> **Form 10-Q for the period ended June 30, 2009**
> **File No. 333-108057**

Dear Ms. Springsteen-Abbott:

We have reviewed your filings and have the following comments. If you disagree with a comment, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.


FORM 10-K FOR THE YEAR ENDED DECEMBER 31, 2008


General

1. Where a comment below requests additional disclosures or other revisions to be made, please show us in your supplemental response what the revisions will look like. These revisions should be included in your future filings, including your interim filings.

Note 3 – Computer Equipment, page F-9

2. Please disclose the name of the significant customers that comprised 48% of your revenue during 2008 and 43% of your revenue during 2007 since it appears the loss of these customers would have a material adverse effect on you. Please refer to Item 101(H)(4)(vi) of Regulation S-K.

FORM 10-Q FOR THE PERIOD ENDED JUNE 30, 2008

Disclosure Controls and Procedures, page 36

3. You indicate that management has determined your disclosures and procedures are "sufficient" as of June 30, 2009. Since "sufficient" is not a term used in Item 307 of Regulation S-K, please revise your future filings to indicate that your disclosures and procedures are either "effective" or "not effective" as of the end of the period.

*   *   *   *

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in their filings;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

If you have any questions regarding these comments, please direct them to Lisa Haynes, Staff Accountant, at (202) 551-3424 or, in her absence, to the undersigned at (202) 551-3769.

Sincerely,

Rufus Decker
Accounting Branch Chief